Exhibit 4.12
DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

The following summary describes the common stock, par value $0.00001 per share, of GAIN Capital Holdings, Inc. (the “Company,” “we,” “us” and “our”), which is the only class of securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
The following description of our common stock is based upon our amended and restated certificate of incorporation (“certificate of incorporation”), our amended and restated by-laws (“by-laws”) and applicable provisions of law. We have summarized certain portions of our certificate of incorporation and by-laws below. The summary is not complete. Our certificate of incorporation and by-laws have been incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.12 is a part. You should read our certificate of incorporation and by-laws for the provisions that are important to you.
Certain provisions of the Delaware General Corporation Law, our certificate of incorporation and our by-laws may have an anti-takeover effect. This may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including those attempts that might result in a premium over the market price for shares of our common stock.
General
Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.00001 per share, and 15,000,000 shares of preferred stock, par value $0.00001 per share. The following description of our common stock and the provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to our certificate of incorporation and by-laws.
Common Stock
The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably those dividends, if any, that may be declared from time to time by our Board out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.
Preferred Stock
The Board is authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of these shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others.
Anti-Takeover Provisions
Some provisions of Delaware law and our certificate of incorporation and by-laws could make the following transactions more difficult:

•	Acquisition of the Company by means of a tender offer, a proxy contest or otherwise; and

•	Removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of the Company to negotiate first with the Board. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if the Board determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.
Election and Removal of Directors. Our certificate of incorporation and by-laws contain provisions that establish specific procedures for appointing and removing members of the Board. Under our certificate of incorporation and by-laws, the Board consists of three classes of directors: Class I, Class II and Class III. A nominee for director shall be elected to the Board if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, under certain circumstances, directors shall be elected by a plurality of the votes cast at any meeting of stockholders. Each director will serve a three-year term and will stand for election upon the third anniversary of the annual meeting at which such director was elected. In addition, our certificate of incorporation and by-laws provide that vacancies and newly created directorships on the Board may be filled only by a majority of the directors then serving on the Board, except as otherwise required by law or by resolution of the Board. Directors may be removed by the stockholders only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.
Special Stockholder Meetings. Under our certificate of incorporation and by-laws, only the Board, the Chairman of the Board, the President and the Chief Executive Officer may call special meetings of stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals. Our by-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board.
Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Elimination of Stockholder Action by Written Consent. Our certificate of incorporation and by-laws eliminate the right of stockholders to act by written consent without a meeting.
No Cumulative Voting. Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the Board. Without cumulative voting, a minority stockholder will not be able to gain as many seats on the Board based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the Board to influence its decision regarding a takeover.
Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.
Stockholder Rights Plan. We have adopted a stockholder rights plan, commonly referred to as a poison pill. The stockholder rights plan is designed to reduce the likelihood that a potential acquirer would gain control of the Company by open market accumulation or other tactics without paying an appropriate premium for all of the Company’s shares. Under the plan, each share of our common stock issued before the occurrence of the events referred to in the next sentence is accompanied by the right described in the next sentence. Each right entitles stockholders to buy, upon occurrence of certain events, one one-hundredth of a share of a new series of participating preferred stock at an exercise price of $28.00. The rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of our common stock, or commences a tender or exchange offer that, upon consummation, would result in a person or group owning 15% or more of our common stock, subject to certain exceptions. Under certain circumstances the rights are redeemable at a price of $0.01 per right. Unless earlier exchanged, redeemed, amended or exercised, the rights will expire on the earlier of (i) April 9, 2022 or (ii) immediately prior to the consummation of the Merger contemplated by the Agreement and Plan of Merger, dated February 26,

2020, by and among the Company, INTL FCStone Inc. (“INTL”) and Golf Merger Sub I Inc., a wholly owned subsidiary of INTL.
Amendment of Certificate of Incorporation Provisions. The amendment of certain of the above provisions in our certificate of incorporation and by-laws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.
These and other provisions could have the effect of discouraging others from attempting hostile takeovers, and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.
New York Stock Exchange Listing
Our common stock is traded on the New York Stock Exchange under the symbol “GCAP.”